Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: March 4, 2014

Cision Canada Inc.

CISION RADIO/TV - TORONTO
Tel: 416-750-2220 Fax: 416-750-3250

Material provided by Cision may be used for internal review, analysis and research only. Any editing, reproduction, publication, rebroadcast, public showing, public display or placement on any website is forbidden and may violate copyright laws.TO ORDER during regular business hours, please EMAIL us at Canadartvproduction@cision.com. For weekend, evening and holiday requests please send requests to AfterHoursSupport.ca@cision.com and Canadartvproduction@cision.com.

Hill & Knowlton 700-160 Bloor St E Toronto ON M4W 3P7 Topic Order: 153448	Contact: Accounts Payable Tel: 416-413-1218 Fax: 416-413-1550

Description: Hudbay Minerals - HK Strategies

COMMODITIES REPORT (BNN-TV), Toronto, 04 Mar 2014, Reach: 47,278, Time: 11:31am, Length: 00:26:35, Ref# 1EAF60F-3
Anchor/Reporters: Andrew Bell

INTERVIEW WITH RANDY SMALLWOOD & DAVID GAROFALO

ANDREW BELL (BNN-TV): But let’s get right to our two prestigious guests today. It’s wonderful to see you guys. You’re frequent guests on Commodities.

We’ve got Randy Smallwood, the boss of Silver Wheaton, and we’ve got David Garofalo, the boss of the base metal miner Hudbay Minerals. Great to see you.

RANDY SMALLWOOD (President and Chief Executive Officer, Silver Wheaton): Thanks for having us on.

DAVID GAROFALO (President and Chief Executive Officer, Hudbay Minerals): Good to be here.

ANDREW BELL: Let’s talk mining mergers and the fact that we’re seeing hostile bids emerging. We’ve got David’s bid for Augusta. We’ve got Gold Corp going after Osisko. Can I start with you, Randy? What does that tell you that stock prices are still low, management teams don’t want to sell?

RANDY SMALLWOOD: Yeah, that’s what I would describe this to, is that equities are still relatively undervalued on an overall basis and it makes these assets attractive. A good set of assets like Osisko, like the Augusta Rosemont project. Well valued in this market, and so good opportunities.

ANDREW BELL: So you’re going after Augusta, the Rosemont project in the States. Before we get into that, David though, how… in mining generally do companies try to avoid hostile bids? Is it particularly messy taking out a mining company on an unsolicited basis?

DAVID GAROFALO: Well, certainly in the absence of a break fee, there’s significant financial exposure. It’s a very expensive process to undertake.

ANDREW BELL: Yah.

DAVID GAROFALO: In the case of Augusta, they’re a larger shareholder and have been for four years, so we have an element of financial insulation there with 16 per cent ownership.

ANDREW BELL: Yeah.

DAVID GAROFALO: And, you know, we’ve done a lot of work on the asset. We know it very well. We didn’t think we needed any more due diligence so we felt this was an opportune time for us to transact.

ANDREW BELL: The perception seems to be this is one of the best copper projects in the world, or maybe in the Americas. But there is some local environmental opposition, there’s still permitting complications.

DAVID GAROFALO: Yeah, well it’s certainly not untypical. There’s a lot of not in my backyard in the mining business generally and that’s true in Canada. Natural resources, pipelines are difficult to get done. Energy in general and natural resources in general are finding it increasingly difficult to get both the permit and a social license to operate.

So I don’t think that’s unusual. Arizona typically projects take upwards of a decade or more to get permits, and Rosemont’s made tremendous progress there, but we think it’s going to take a little bit longer than advertised.

ANDREW BELL: Have things gotten tougher in recent years getting permits?

DAVID GAROFALO: I think generally that has been the case. And it’s not just the regulatory authorities but it’s local communities. And I’m not just talking about First Nations or indigenous communities but communities in general. First Nations or indigenous communities are not an issue in Arizona typically, but it’s very close to Tucson, about 40 miles outside of Tucson. So it is an area that’s very close to homes and a well-populated area, so the there’s a bit more resistance here than typically you’d see something up high in the Andes for example.

ANDREW BELL: Now, Randy, I mean, management they have their options. They have their well-paid jobs. Is there sometimes a conflict there? I’m not talking about Augusta necessarily or Osisko or anything here. But you know, a conflict, they’re reluctant to sell out, maybe they should.

RANDY SMALLWOOD: You know, it all comes down to who you work for. Every once in a while, you’ve just got to remind yourself you’re working for your shareholders. That’s who we all report to. It’s who David reports to, I report to and you have to do what’s best for shareholders in terms of going forward.

Maximize the value in processes like this, you’re obligated to try and maximize whatever return you can get to your shareholders. That’s what drives us.

ANDREW BELL: But generally exactly (inaudible) some mining company, it’s much easier to take out guys who’ve advanced a project over many years, isn’t it, than to start your own?

RANDY SMALLWOOD: Well, no doubt if a project has been de-risked to a certain point there’s always a certain amount of development risk, permitting risk and stuff like that that comes into projects. And so it all comes down to an appetite for that risk and how much appetite do you have? You have to balance what your objectives are in terms of growing your own company going forward.

ANDREW BELL: I mean, how busy are you, David? You’ve got, I mean, you’ve dealt with a lot of your debt, you did the equity issues, so you brought down the debt load. But you got that giant project in Peru.

DAVID GAROFALO: Um-hmm.

ANDREW BELL: Would you not make life simple for yourself and say yeah, to tell with it and walk away from Augusta?

DAVID GAROFALO: I wouldn’t know what to do with my time if we weren’t drilling and building. I mean, that’s the point of a mining company is to create leverage to the commodity price, increase exposure of the commodity price and you can only do that in really one way meaningfully is to drill and build your way to success, and that takes times and it means you have to have a steady stream of projects through your pipeline in order to provide the leverage.

I think what’s happening in the senior space is a bout of collective insanity right now. They’re selling assets off. They’re deleveraging, they’re reducing their exposure to commodity price to return capital to resource funds that have been facing significant redemption pressure. But in our business if you’re doing that, you’re dying by definition. If you’re not replacing what you’re pulling out of the ground, you’re killing yourself. It’s slow suicide that’s happening in the senior base metal space.

ANDREW BELL: Longer to that (inaudible), do you think they’ve got this cautious, this austerity mantra, they’ve become so obsessive about they’re giving up growth.

DAVID GAROFALO: Absolutely. We should always be cost effective in how we run our operations, but you also have to focus on replacing what you’re pulling out of the ground or you are by definition dying.

ANDREW BELL: Randy, do you agree? Are the miners listening to these institutions? I mean the institutions don’t care about mining. They just want to see the stock go up.

RANDY SMALLWOOD: That’s right. But you know, if you don’t reinvest back into it, that’s where a company like ours is there to supply the capital that helps these reinvestments back into these projects going forward. And so we have seen that, the projects that are, or the companies that are out there continuing to focus on replacing what they’ve mine and growing what they’ve mined every year.

You know, that’s one of the reasons we’ve been as successful as we have in terms of supplying capital to help projects and help companies do that.

ANDREW BELL: It looks like for years mining had this thing though. They wouldn’t pay much of a dividend, they’d say well, we’re growing. And the shareholders kind of got forgotten. There would be big dilutive stock issues.

Does the mining industry have itself to blame to some extent?

DAVID GAROFALO: Well, I’m not sure we’ve been very effective stewards of capital generally speaking. I don’t think many companies have allocated capital expecting to get a real rate of return on the invested capital. I think they chase growth for the sake of growth. Many of the established seniors I think that’s left them in a position not to pay dividends over time.

I’m not saying that we can pay ever-increasing dividends. We’re in a cyclical business.

ANDREW BELL: Um-hmm.

DAVID GAROFALO: Metal prices go up and down, but certainly there’s a pay-out ratio that we can set against free cash flow to deliver meaningful dividends over time and return capital to shareholders. Real businesses pay dividends and you’re only a real business if you allocate capital on a disciplined basis.

ANDREW BELL: What about joint ventures? I mean, in some cases if you’re not the majority, you’re not the operator, you’ve giving up control. But is that a way to go forward? You’re going to be tying up less capital.

DAVID GAROFALO: Well, we’re not adverse to joint ventures. We are very flexible in terms of how we engage with junior companies when we’re looking at opportunities. We’re looking to get involved early and help to build their projects out and explore them more aggressively.

But we’d like to retain operatorship. That’s where we add value and when we’ve operated 28 mines in 86 years that we’ve been in business, and so applying that expertise, leveraging that expertise to create value is really what we do. Otherwise what’s the point of getting involved?

ANDREW BELL: Randy, you’ve done a kind of a change in strategy. You’ve put money into Sandspring, a very early stage company for you.

RANDY SMALLWOOD: That’s right.

ANDREW BELL: Are you going to start sort of getting involved in helping to develop the mine actively because generally you’re fairly… you take a fairly back seat I think?

RANDY SMALLWOOD: Well, and you know, I think opportunities like that complete our portfolio in terms of we’re a resource focused company, right? We live and die by our resources itself. So you have to have various stage of investment going forward. You have to make sure you have the projects that will deliver growth during long periods of time and opportunities like Sandspring a little bit earlier stage I think that just sort of completes our portfolio in terms of a broad range of producing assets, development assets and assets that are at and close to that stage of development. It feeds it all the way in, again replacing what we’re producing every year.

ANDREW BELL: We’ve got to take a break. After this we’re going to return with Randy Smallwood, of Silver Wheaton, and David Garofalo. We’re going to talk… of Hudbay Minerals.

We’re going to talk about their own complicated streaming deals. Randy’s putting up almost $900 million in capital in return for the right to buy David’s precious metals. We’ll ask him about the pros and cons and try to find out how he think the negotiating process was. We’ll be right back.

(Break)

ANDREW BELL: Commodities, live from the floor of PDAC, the world’s greatest mining show, with two great guests. David Garofalo of Hudbay Minerals, the base metal miner, and of course Randy Smallwood. He’s the boss of the world’s biggest precious metals streaming company.

Great to have you here.

RANDY SMALLWOOD: Good to be here.

ANDREW BELL: What’s the market cap now at Silver Wheaton?

RANDY SMALLWOOD: Oh, we’re… I think we’ve probably just burst over $10 billion now, so….

ANDREW BELL: Billion dollars.

RANDY SMALLWOOD: Yes.

ANDREW BELL: And really, it’s amazing because you provide a stock for people who love silver.

RANDY SMALLWOOD: Um-hmm.

ANDREW BELL: And generally you’re buying silver from miners that don’t really care about (inaudible). You’ve created value out of nothing in that sense.

RANDY SMALLWOOD: It’s why we’ve been able to build the company over the 10 years. We’re just approaching our 10th anniversary here, so yeah, it’s one of the contributors to the success.

ANDREW BELL: So you guys have got a pretty big streaming deal going. We won’t go into the full details of it, but you’re putting up something like $885 million.

RANDY SMALLWOOD: That’s right.

ANDREW BELL: For the right to buy silver and gold from David’s mines, one in Manitoba.

RANDY SMALLWOOD: That’s right.

ANDREW BELL: And you on them in Peru. I’m so curious, what was the negotiation like? Were the two of you on the phone screaming at each other, negotiating this thing?

RANDY SMALLWOOD: (laughter)

DAVID GAROFALO: There was no yelling. We get along famously.

RANDY SMALLWOOD: Yes.

DAVID GAROFALO: I mean, early on we talked about the concept and then we left it to our respective teams to negotiate the terms, put a value on what we thought the stream was. And literally, we shook hands over the phone. I mean, he was in Asia, I was on a soccer pitch in Ottawa with my daughter at a tournament and we agreed on a number we thought made sense and that was it.

ANDREW BELL: But the actual mechanics get complex, I’m sure. Are the contracts extremely long for these things?

RANDY SMALLWOOD: You’d have to ask the lawyers.

ANDREW BELL: You don’t get involved with that, yeah.

DAVID GAROFALO: I think remarkably streamlined. I think Randy’s modest in that regard because he does have a template that’s worked very well in many other transactions and we’ve been able to leverage off of that to really document this on a fairly efficient basis.

RANDY SMALLWOOD: I’ve been trying to sell David on streaming since way back in the Agnico-Eagle days, so…

DAVID GAROFALO: That’s right.

RANDY SMALLWOOD: So we’ve had a long relationship prior to Hudbay.

ANDREW BELL: But what you could have done is Agnico would be streaming the silver too.

DAVID GAROFALO: Oh, yeah.

RANDY SMALLWOOD: Always trying to convince Agnico back in those days.

DAVID GAROFALO: Yeah, yeah. I mean, the difficulty for a precious metal producer I think to do it is that they do get a reasonably good multiple in the marketplace, maybe comparable to what Randy gets.

ANDREW BELL: All right.

DAVID GAROFALO: And their arbitrage isn’t there. I mean, the arbitrage that exists with us is we’re trading at a fraction of NAV, whatever it is, 0.7, 0.8 times. He’s hopefully trading at 1.5 times NAV and he’s trading that multiple. He can issue equity at 1.5 and then buy a stream from us at one times and we both win. We get a bit of a bump, and he gets that re-rated in his portfolio. He’s paid one time, he gets a rate of 1.5 times.

My numbers might be wrong or Randy might dispute those, but that’s the principle anyways.

RANDY SMALLWOOD: It’s a win-win agreement.

DAVID GAROFALO: Yeah.

RANDY SMALLWOOD: Both sides win. We share some of that benefit back with the partners themselves going forward, provide them the capital to go forward and we of course get the benefit of that precious metal (inaudible).

ANDREW BELL: Because your investors don’t care about price of metals basically?

DAVID GAROFALO: Well, they do. I mean, they want to leverage the commodity price, but in our case the previous metals are really not driving the economics of our (inaudible).

ANDREW BELL: Okay.

DAVID GAROFALO: Particularly Constancia where it only represents about six per cent of the revenue base. So whether we sell that forward or not, it really isn’t going to affect the rate of return on the project in any significant way.

ANDREW BELL: There is a cost. I mean, Haywoood reckons right. You’re getting 885 million on from Randy.

DAVID GAROFALO: Yes.

ANDREW BELL: They reckon that you’re giving up about $1.2 billion in cash flow. But it’s financing. There’s always a cost to financing.

DAVID GAROFALO: It is. It’s a loan with a twist. You know, and in that, yeah, you’re paying an imputed cost of capital of whatever, seven, eight per cent, whatever it is. And you’re giving away upside. So the twist is they get exposure to the operations, like a joint venture partner would. If we have a problem, it affects their production profile. If we have exploration upside and we find more they get the benefit of that. So that’s true operating exposure.

RANDY SMALLWOOD: The trick is finding the assets where we get better upside than downside.

DAVID GAROFALO: That’s right.

RANDY SMALLWOOD: That’s the challenge.

ANDREW BELL: Because that’s what you’re looking for. You’re looking for more ore. You’re hoping there’s going to be more ore in that project.

RANDY SMALLWOOD: That’s right.

ANDREW BELL: Yeah.

RANDY SMALLWOOD: Yeah, exactly.

ANDREW BELL: But will you be on the phone to David bugging him if the mine hits delays and stuff?

RANDY SMALLWOOD: No. I mean, it all comes down to making sure that we invest into assets that drive the partners to actually invest into these assets and deliver, right? And so we want to make sure they’re healthy assets that have good operating margins because then they’re as incentivized as we are to maximize that production.

ANDREW BELL: Now, David, we talked about this briefly. David, how’s the take-over bid going for Augusta Resources?

DAVID GAROFALO: Right.

ANDREW BELL: But you already have a streaming deal with Augusta. You’ve agreed I think to put up about $230 million.

RANDY SMALLWOOD: Correct.

ANDREW BELL: If David buys Augusta, is that going to complicate life for you?

RANDY SMALLWOOD: Not at all. No, it’s… our streaming contracts we’ve had numerous streaming contracts change ownership in our life and had no problems at all. These contracts are transferable over to new owners and such that the project is a good strong project. Again it’s a copper dominant project. It’s the precious metal credits are a very small portion of it, so I’m sure David will be happy to accept some capital if he’s successful in terms of helping pay for that construction process.

ANDREW BELL: We’ve seen the streaming companies outperform generally in the equity market, outperform the precious metals companies. And we did hear talk that a lot of money had gone into the precious metal ETFs. It seems like there’s the forces diverting money out of the actual stock prices of the mining companies. Is that a long-term problem do you think, David?

DAVID GAROFALO: Well, I think the streaming companies, the reason they’ve outperformed is they’re an ETF with exploration upside.

ANDREW BELL: Right.

DAVID GAROFALO: You know, they have top line exposure to the precious metals revenues and they don’t have the operating costs exposure. So they provide leverage to commodity price, or to the gold price in particular to the exploration that they enjoy the upside of in the companies they’re partnered with.

RANDY SMALLWOOD: I couldn’t have put it better myself.

(Laughter)

DAVID GAROFALO: ETF holders out there, way to go!

ANDREW BELL: And so you’re happy. I mean, we’ve talked about this before. When valuations are depressed, miners are far more receptive to you.

RANDY SMALLWOOD: That’s correct, yes. We basically have two vectors. In a rising price environment it’s tougher for us to do acquisitions but that’s when we build our cash flow with our current portfolio and build up that balance sheet to prepare ourselves for the times when the prices are neutral to negative. That’s the best time to make transactions.

You always try and target to make acquisitions in the bottoms of the cycles.

ANDREW BELL: I know.

RANDY SMALLWOOD: We all try.

ANDREW BELL: That’s psychologically difficult, yeah.

DAVID GAROFALO: And that’s when we should be building. I mean, we each have alternative sources of capital like Randy’s in a very depressed environment where raising equity would have been prohibitively expensive and diluted for our shareholders and we tapped what was I think a very cost efficient source of capital so we could build when nobody else was building.

And we didn’t have to compete for scarce human resources or scarce equipment and supplies with the seniors who have decided to go on a building strike.

ANDREW BELL: Right. We’ve got to take a break. We’re going to be right back with Randy

Smallwood and David Garofalo. We’re going to be talking about the future of junior miners. I mean, there’s still more than 500 companies touting their wares here. Most won’t succeed in building a mine. Is the model broken?

We’re going to be right back.

(Break)

ANDREW BELL: Special edition of Commodities right here live from the floor of PDAC, the world’s premier mining exploration show. We’ve got two great guests, Randy Smallwood, the boss of Silver Wheaton, the giant streaming company, and David Garofalo, the boss of Hudbay Minerals.

Guys, thanks for giving us this whole half hour.

RANDY SMALLWOOD: No problem.

ANDREW BELL: So as you know, there’s the usual hoops and the hype and everything here, people, miners touting their project. There’s 500 or so miners in there. Most of them will never be a mine.

RANDY SMALLWOOD: Um-hmm.

ANDREW BELL: And now we’ve heard repeatedly the junior market just can’t raise money. Some people say it’s because the banks dominate investing now and they’ve got this asset gathering model. Is there a time for the junior, is the time, David, for junior miners to rethink the way they go about stuff?

DAVID GAROFALO: Well, I don’t think it’s really changed. I mean, it goes in cycles, it ebbs and flows and right now, this is a time for the juniors to look at the senior companies that have the technical financial capacity to advance their projects to the extent they have a project that’s worth advancing and separating the wheat from the chaff is what we’re supposed to do.

ANDREW BELL: Right, because I mean obviously they feed you projects to a large extent, these guys.

DAVID GAROFALO: That’s historically how we’ve grown. You know, we have a very strong technical team. We’ve been building mines for close to a century. We have a lot of capital put to work, increasing capital, increasing cash flows. Our existing projects come online. So we’re looking for the next generation of projects so that these types of forum are very, very valuable to us.

ANDREW BELL: Randy, in the sense that it’s getting harder and harder to find decent mines…

RANDY SMALLWOOD: Um-hmm.

ANDREW BELL: I mean, around, the earth’s crust, we’re running out of copper. Those are getting scarcer.

RANDY SMALLWOOD: Right.

ANDREW BELL: Can the juniors keep going in their current form?

RANDY SMALLWOOD: In my experience the juniors have been the most efficient explorers and that’s usually the highest (inaudible), so you want to really be conservative on that side.

ANDREW BELL: So I do think there’s a continued space for the juniors out there. They are very effective at some of that early stage exploration, seem to come up with some of the best creative uses of capital to try and deliver results.

Unfortunately it’s a pretty risky game and, you know, the potential of, as you said, in most of these things ever becoming mines, it’s a challenge. Without the equity support, it is one of the reasons why we were pretty happy about the Sandspring agreement. It is another way of financing these projects, you know, once they get to the… to the pre-feasibility, the PEA level, to help these companies go forward.

And so we think it’s an alternative to the equity financing because right now the shareholders just aren’t there for these guys.

ANDREW BELL: You worked at Agnico and Agnico’s model in the past has been to take an equity stake in a fairly early stage junior. Have you been doing that at Hudbay, Dave?

DAVID GAROFALO: Yeah, actually we own about eight to ten minority stakes in junior companies, royalty of the early stage development projects but have a resource on them where we can leverage our expertise in geophysics, for example, to add value.

Sometimes we do that directly with the juniors. Sometimes we just take a stake, a private placement, give them a bit of seed capital to conduct some work if we like the programs.

ANDREW BELL: When you’re walking around here, Randy, do people come up to you, bugging you, trying to sell you their project? Come on, Randy! Give me a (inaudible) agreement here.

RANDY SMALLWOOD: Yeah, it’s a pretty fun place to be actually. You know, we’re always looking for great opportunities and there are some good opportunities hidden in this… in this conference. There’s no doubt about it that there is some diamonds in this rough.

ANDREW BELL: Really. Do you both have geologists here looking around?

DAVID GAROFALO: Oh, yes.

RANDY SMALLWOOD: Absolutely, yes.

DAVID GAROFALO: Yes.

ANDREW BELL: And the handy thing is it’s all in one big room.

DAVID GAROFALO: Yeah, and they come from all over. They come obviously from our core operations in Manitoba, our fledgling (?) operations in Peru, so we’re well represented here. They’re all walking the booths, looking at core(?), taking meetings.

My office is just a beehive of activity now, people coming in and out. I love it. This is the best week of the year as far as I’m concerned.

ANDREW BELL: And will you… do you think you’ll actually do any deals here today, Randy, or over the next couple of days?

RANDY SMALLWOOD: I think we’re laying some groundwork here. We’ve got a third of our staff. No, we do have a pretty small staff, but a third of our staff is here, you know, all over the place on the conference floor and in the… in a few of the bars at night and such like that, just laying the groundwork and trying to just get to have a good feel for what’s out there, looking for the quality opportunities.

ANDREW BELL: Give us a feeling, David, apparently wherever you go in the world, you’ll hear a Quebec accent, any mine, Quebec accents and Ontario accents. Are the Canadians the world’s leading miners?

DAVID GAROFALO: I think so. I think you’ve put Flin Flon up there with that. Flin Flon’s been in business for its 100 year-old camp and it’s amazing how many people I run into across Canada and around the world that have some connection to Flin Flon. A grandfather, a father who started up their career in Flin Flon, you know, studying the Greenstone Belt as a geologist. It’s one of the ones that a lot of people do their doctoral work on and master’s work on.

So it’s a very prolific camp.

ANDREW BELL: Looking ahead, Randy, say decades when the resources get harder and harder to find, people have to dig bigger and bigger pits, are we going to see massive mines, mines that will be just dwarfed to the size of today’s resources?

RANDY SMALLWOOD: I think, you know, you’ll eventually wind up having to shift more towards underground, more expensive mining methods, right? And there will be a general trend away from open-pit mining down the deeper deposits as you chase down. Exploration methods are getting better at detecting deeper deposits, some of the geophysics technologies, you’re being able to see deeper into the earth’s crust. And so that’s what’s going to wind up happening is you’re going to wind up, the overall cost is going to increase on a per-pound or a per-ounce basis going forward.

What that’s going to do is take some of those… we say there’s a natural transition, high-grade waste to low-grade ore to medium-grade ore, to all of a sudden that’s high-grade ore and some of the low-grade deposits of the 70s and 80s are today’s high-grade deposits.

ANDREW BELL: Yes, amazing. We’re almost out of time, David. Generally the ore is running out though worldwide, or the quality is running down slowly.

DAVID GAROFALO: Well, certainly the grade trajectory is very, very significantly negative and, you know, copper grades and gold grades for that matter are half of what they were 10 years ago.

ANDREW BELL: Yeah.

DAVID GAROFALO: So that the near-surface high-grade deposits that have been found, so it means more bulk tonnage operations and also more underground operations.

ANDREW BELL: But the guys I know, you’re always optimistic, you miners. That’s why we love you. Thanks very much indeed for joining us.

DAVID GAROFALO: Well, thanks for having me on.

RANDY SMALLWOOD: Always a pleasure.

ANDREW BELL: Randy Smallwood, of Silver Wheaton, David Garofalo, of Hudbay Minerals. We have to wrap it up here, our special edition of Commodities from PDAC. We’re having a great time. We’ll be back here tomorrow and we love having people come up and say hello. It’s wonderful seeing the viewers. It’s wonderful seeing the miners.

That’s all for today. Commodities returns tomorrow.

****

WORDS: 4756 Transcript Agent/Order: 153448 Id: 1EAF60F-3 Sent: 04 Mar 14 03:00PM

*****

The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta (the “Offer”) have been set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Concurrently, Hudbay has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This transcript is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This transcript does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Augusta.